

August 31, 2012

<u>Via E-mail</u>
Brenda Galgano
Chief Financial Officer
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 12, 2012**
> **File No. 1-34507**

Dear Mrs. Galgano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement filed on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 30</u>

<u>Annual Bonus, page 35</u>

1. We note your response to comment 6 in our letter dated August 2, 2012 and your statements that disclosure of individual executive objectives is not material to a shareholder's understanding of how executives are awarded annual bonuses and that disclosure of the objectives information would result in competitive harm to your company. In addition, we note your statement that "the process of determining the remaining portion of the bonus opportunity may involve the exercise of the Compensation Committee's discretion." Please provide us with additional and expanded

analysis of why you believe the executive objectives are not material. In this regard we note that the fact that 25% of the bonus is based on such objectives does not indicate that they are per se immaterial regardless of whether such portion of the bonus is subject to the prior achievement of another goal. Your expanded analysis also should discuss in greater detail the extent to which any "single individual objective…is determinative" in awarding bonuses and the discretion of the compensation committee in awarding bonuses. In addition, Instruction 4 to Item 402(b) of Regulation S-K provides that the company need not disclose the performance goals if such disclosure would result in competitive harm to the company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Please present a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm pursuant to such standard. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Additionally, please provide us with proposed disclosure regarding how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed targets or goals, per Instruction 4.

2. Your present disclosure states that the compensation committee has the "discretion to award lesser amounts to individual executives based upon performance and the recommendation of the Chief Executive Officer." Please disclose whether the compensation committee exercised such discretion, and state whether it applied to one or more specified named executive officers. See Regulation S-K Item 402(b)(2)(vi). Please also supplementally confirm that in the future you will disclose when the committee exercises such discretion.

You may contact Scott Anderegg, Attorney-Advisor, at (202) 551- 3342 or Lilyanna Peyser, Attorney-Advisor, at (202) 551- 3222 if you have questions regarding the comments, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director